Exhibit 99.3

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

For use by shareholders of the Company at the Annual General Meeting of the Shareholders to be held on November 30, 2023, at 9:00 a.m. US Eastern time at the Company’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL,33309, USA.

(Please use BLOCK CAPITALS)

Shareholder Name:

Social Security/ID No.:

For shareholders that are corporations:

Corporation No.:

Country of Incorporation:

I being a shareholder of lturan Location and Control Ltd. (the "Company"), hereby constitutes and appoints Mr. Ze'ev Koren, Mr. Israel Baron and Mr. Ariad Sommer, and each one of them, with full power of substitution, to represent the undersigned at the Annual Meeting of the Stockholders of the Company, to be held at the Company's offices at the Company's USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA on November 30, 2023 at 9:00 a.m. US Eastern time and at any adjournment or adjournments thereof, with full powers then possessed by the undersigned, and to vote, at that meeting, or any adjournment or adjournments thereof, all shares of stock which the undersigned would be entitled to vote if personally present, as follows:

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ITURAN LOCATION AND CONTROL LTD.

November 30, 2023

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

Proposals – The Board of Directors recommends a vote FOR Proposals 1 - 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE CORPORATION. AUTHORITY TO VOTE FOR THE ELECTION OF ANY OF THE NOMINEES LISTED ABOVE MAY BE WITHHELD BY LINING THROUGH OR OTHERWISE STRIKING OUT THE NAME OF SUCH NOMINEE.	1.	To appoint Fahn Kanne & co. as the Company’s independent auditors for the fiscal year 2023 and until the close of the next Shareholders' Annual General Meeting.		☐	☐	☐
If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, it will be voted FOR Items 1, 2, 3 and 4.	2.	To elect the following persons to serve as directors in Class B for additional period until third succeeding Annual General meeting thereafter.
		2.1. Yehuda Kahane 2.2. Nir Sheratzky 2.3. Yigal Shani		☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐
Notes:
1. To be valid, this form of Proxy Card (together with all the required documents as set forth in the Proxy Statement) must be received not later than 48 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to deposit so shall render the appointment invalid.	3.	To re-elect Mr. Israel Baron, an external director of the Company, to office for an additional term of three years, which will commence on December 21, 2023.		☐	☐	☐
2. Any alterations to this form must be initialed.				YES	NO
3. Completion and return of this Form of Proxy Card will not prevent a member from attending and voting in person at the Meeting.		3A.	Are you a "controlling shareholder" of the Company or do you have "personal interest" in the appointment only due to your relations with the "controlling shareholder"? *	☐	☐

It is unlikely that you are a controlling shareholder or that you have a "personal interest" in the appointment only due to your relations with the "controlling shareholder" and therefore you probably need to check "NO" in the box.

Note: Failure to complete Item 3A will render your vote INVALID and your vote will not be counted with respect to the proposed resolution 3.
				FOR	AGAINST	ABSTAIN
	4.	To approve the Recovery Policy (Claw Back ) of the Company that was approved by the compensation committee and board of directors.		☐	☐	☐

		4A.	"personal interest" means a person's personal interest in an act or a transaction of a company, including the personal interest of his relative and of another body corporate in which he or his relative is an interested party, and exclusive of a personal interest that stems from the fact of holding shares in the company.
				YES	NO
			Do you have a “personal interest” in the approval of the Recovery Policy? *	☐	☐
It is unlikely that you have a "personal interest" in the Recovery Policy unless you're an Executive Officer of Company or family related.

Note: Failure to complete Item 4A will render your vote INVALID and your vote will not be counted with respect to the proposed resolution 4.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership